# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIVEST FUND II, INC., CIK 0000897269
CUSIP: 09253T705
Title of class of securities: Variable Rate Muni Term Preferred Shares
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/19/2026
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS LLC (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 777; sole dispositive power 0; shared dispositive power 777; aggregate amount beneficially owned 777 (100% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 777; sole dispositive power 0; shared dispositive power 777; aggregate amount beneficially owned 777 (100% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 777; sole dispositive power 0; shared dispositive power 777; aggregate amount beneficially owned 777 (100% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 777; sole dispositive power 0; shared dispositive power 777; aggregate amount beneficially owned 777 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Variable Rate Muni Term Preferred Shares
Name of issuer: BLACKROCK MUNIVEST FUND II, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment: This Statement on Schedule 13D (this "Statement") relates to the purchase of 777 Variable Rate Muni Term Preferred Shares (CUSIP No. 09253T705) ("VMTP Shares") of BlackRock MuniVest Fund II, Inc. (the "Issuer" or the "Company"). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VMTP Shares by TDI (as defined below). The Issuer's principal executive offices are located at 100 Bellevue Parkway, Wilmington, Delaware 19809.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Toronto Dominion Investments LLC ("TDI"), a Delaware limited liability company

ii. Toronto Dominion Holdings (U.S.A.), Inc. ("TDH") a Delaware corporation

iii. TD Group US Holdings LLC ("TD GUS") a Delaware limited liability company

iv. The Toronto-Dominion Bank ("TD") a Canadian chartered bank

This Statement relates to the VMTP Shares that were purchased for the account of TDI.
Residence or business address:
The address of the principal business office of TDI is:

1 Vanderbilt Avenue
New York, New York 10017

The address of the principal business office of TDH is:

1 Vanderbilt Avenue
New York, New York 10017

The address of the principal business office of TD GUS is:

251 Little Falls Drive
Wellington, Delaware 19808

The address of the principal business office of TD is:

Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5k 1A2
Present principal occupation or employment:
TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. TDI's principal business is limited to lending and investing.

Information concerning each executive officer, director and controlling person (the "Listed Persons") of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto(c)?TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. TDI's principal business is limited to lending and investing.

Information concerning each executive officer, director and controlling person (the "Listed Persons") of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not, and to the best knowledge of the Reporting Persons none of the Listed Persons have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Not Applicable.
Citizenship: Not Applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $77,834,516.79 (representing an amount per share of 100,173.1232819). The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
TDI has purchased the VMTP Shares for investment purposes. TDI acquired the VMTP Shares from the Issuer for an aggregate purchase price of $77,834,516.79.

The Reporting Persons have not acquired the VMTP Shares with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

As of February 19, 2026, the Reporting Persons beneficially owned an aggregate of 777 VMTP Shares representing 100.00% of the outstanding preferred shares of the Issuer. The 777 VMTP Shares reported herein consist of 777 VMTP Shares over which TDI is the record and beneficial owner. TDH is the sole owner of TDI and accordingly beneficially owns the VMTP Shares held by TDI. TD GUS is the sole owner of TDH and accordingly beneficially owns the VMTP Shares held by TDI. TD is the sole owner of TD GUS and accordingly beneficially owns the VMTP Shares held by TDI.
Transactions in the class effected during the past sixty days: There have been no transactions in the VMTP Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses of the Reporting Persons to Item 4 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS

## Signatures
- TORONTO DOMINION INVESTMENTS LLC: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (02/27/2026)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (02/27/2026)
- TD GROUP US HOLDINGS LLC: /s/ Andre Ramos, Andre Ramos/Executive Vice President and Chief Financial Officer TD AMCB (02/27/2026)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou/Vice President (02/27/2026)